JRD4256 Enterprises LLC
2927 Avenue D, Katy, Texas 77493

November 9, 2016

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3651
Attn: Jonathan Louis Johnson and Julie Griffith

Re:	JRD4256 Enterprises Corp Amendment No. 1 to Offering Statement on Form 1-A Filed October 6, 2016 File No. 024-10602

Dear Mr. Johnson and Ms. Griffith:

Pursuant to Rule 259(a) under the Securities Act of 1933, as amended, JRD4256 Enterprises LLC (the "Company") requests the withdrawal of the Company's Amendment No. 1 to Offering Statement on Form 1-A, Filed October 6, 2016, File No. 024-10602.

If you have any questions with respect to this matter, please contact counsel for the Company, Ms. Laura Anthony at Legal & Compliance, LLC at Lanthony@legalandcompliance.com. Thank you for your assistance in this matter.

Very truly yours, By: /s/ Jonathan Louis Johnson Jonathan Louis Johnson Chief Executive Officer